                                  Exhibit 99.3

                      FINANCIAL INFORMATION EXTRACTED FROM
                   ALRT'S QUARTERLY REPORT FILED ON FORM 10Q
               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1997


FINANCIAL INFORMATION

                  Allergan Ligand Retinoid Therapeutics, Inc.

                            Statements of Operations
                    (In thousands, except per share amounts)


                                      Three Months             Nine Months
                                          Ended                    Ended
                                          -----                    -----
                                      September 30,            September 30,
                                      1997      1996          1997       1996
                                      ----      ----          ----       ----
Revenues:
Interest income                    $    211   $   926      $  1,323   $  3,014

Costs and expenses:
    Research and development         10,331     9,379        29,426     22,089
    General and administrative
     expenses                           341       404         1,111      1,192
                                   --------   -------      --------   --------
     Total costs and expenses        10,672     9,783        30,537     23,281
                                   --------   -------      --------   --------
Net loss                           $(10,461)  $(8,857)     $(29,214)  $(20,267)
                                   ========   =======      ========   ========
Net loss per callable
  common share                       $(3.22)   $(2.73)       $(8.99)    $(6.24)
                                   ========   =======      ========   ========
Weighted average callable
  common shares outstanding           3,250     3,250         3,250      3,250

See accompanying notes.




                  Allergan Ligand Retinoid Therapeutics, Inc.

                            Condensed Balance Sheets
                       (In thousands, except share data)

                                             SEPTEMBER 30,       DECEMBER 31,
                                                 1997                1996
                                                 ----                ----
                                     ASSETS
Cash and cash equivalents                     $ 21,969            $ 29,897
Marketable securities                               --              20,394
Other assets                                       148                 720
                                              --------            --------
                                              $ 22,117            $ 51,011
                                              ========            ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Payable to Allergan, Inc. and Ligand
    Pharmaceuticals Incorporated              $  3,911            $  3,889
  Accounts payable and accrued liabilities         389                 261
                                              --------            --------
      Total current liabilities                  4,300               4,150


Stockholders' equity:
  Callable Common stock, $.001 par value;
    3,250,000 shares authorized, issued
    and outstanding                                  3                   3
  Additional paid-in capital                    94,256              94,256
  Accumulated deficit                          (76,442)            (47,228)
  Unrealized holding loss on
    marketable securities                           --                (170)
                                              --------            --------
      Total stockholders' equity                17,817              46,861
                                              --------            --------
                                              $ 22,117            $ 51,011
                                              ========            ========

See accompanying notes.




                  Allergan Ligand Retinoid Therapeutics, Inc.

                            Statements of Cash Flows
                                 (In thousands)



                                                        Nine Months
                                                           Ended
                                                           -----
                                                September 30,  September 30,
                                                    1997           1996
                                                    ----           ----
OPERATING ACTIVITIES:
  Net loss                                        $(29,214)      $(20,267)
  Changes in operating assets and liabilities:
    Other assets                                       572           (547)
    Payable to Allergan, Inc. and
      Ligand Pharmaceuticals Incorporated               22          1,101
    Accounts payable and accrued liabilities           128           (563)
                                                  --------       --------
    Net cash used in operating activities          (28,492)       (20,276)

INVESTING ACTIVITIES:
  Sale (purchase) of marketable securities          20,564        (20,564)
                                                  ========       ========
Net decrease in cash and equivalents                (7,928)       (40,840)

Cash and equivalents at beginning of period         29,897         79,793
                                                  --------       --------
Cash and equivalents at end of period             $ 21,969       $ 38,953
                                                  ========       ========

See accompanying notes.



Allergan Ligand Retinoid Therapeutics, Inc.

Notes to Financial Statements

1. Allergan Ligand Retinoid Therapeutics, Inc. (the Company) was incorporated in Delaware in 1994 and commenced operations on June 3, 1995 to continue the efforts of the Allergan Ligand Joint Venture (Joint Venture), established by Allergan, Inc. (Allergan) and Ligand Pharmaceuticals Incorporated (Ligand) in June 1992, to discover, develop and commercialize drugs based on retinoids.

On June 3, 1995, the Company and Ligand completed a public offering (the Offering) of 3.25 million units (the Units), each Unit consisting of one share of the Company's callable common stock (Callable Common Stock) and two warrants (the Warrants), each to purchase one share of Ligand common stock. The Offering raised net proceeds for the Company of $26.8 million. At the completion of the Offering, Ligand contributed $17.5 million in cash, as well as warrants in exchange for (i) a right to acquire all of the Callable Common Stock at specified future dates and amounts (Stock Purchase Option) and (ii) a right to acquire all rights to the Panretin (ALRT1057) product, jointly with Allergan, currently under development by the Company. At the same time, Allergan contributed $50.0 million in cash to the Company in exchange for (i) the right to acquire one-half of technologies and other assets in the event Ligand exercises its right to acquire all of the Callable Common Stock (Asset Purchase Option), (ii) a similar right to acquire all of the Callable Common Stock if Ligand does not exercise its right and (iii) a right to acquire all rights to the Panretin (ALRT1057) product, jointly with Ligand.

On June 3, 1997, the Units separated and the Callable Common Stock and Warrants currently trade separately.

ALRT's Board of Directors approved a research and development plan for the year ending December 31, 1997 which represents an acceleration in spending on ALRT's retinoid programs. The accelerated spending is the result of more rapid discovery and development of a significantly larger library of viable retinoid compounds than anticipated at the time of formation of ALRT. ALRT anticipates the acceleration in spending could result in the use of substantially all of the funds available for research and development remaining in ALRT in late 1997 or early 1998.

On September 24, 1997, Ligand and Allergan announced that they had exercised their respective options to purchase the Callable Common Stock and certain assets of ALRT. Ligand's notice of exercise of the Stock Purchase Option included a stock purchase option exercise price of $21.97 per share of outstanding Callable Common Stock (in the aggregate, "Stock Purchase Option Exercise Price"), the original exercise price designated for the exercise of the Stock Purchase Option at any time prior to June 3, 1998. Ligand has filed a registration statement with the Securities and Exchange Commission registering the issuance of up to $46,410,000 in Ligand Common Stock as partial payment of the Stock Purchase Option Exercise Price. Ligand has reserved the right, at any time prior to the closing of the exercise of the Stock Purchase Option, to make payment of a greater amount of the Stock Purchase Option Exercise Price in cash than set forth in its notice of exercise.

Allergan's notice of exercise of its Asset Purchase Option included an aggregate asset purchase price of $8.9 million (Asset Purchase Option Exercise Price), the original exercise price designated for the exercise of the Asset Purchase Option at any time prior to June 3, 1998 under the governing asset purchase agreement. The Asset Purchase Option Exercise Price will be paid in cash to ALRT concurrently with the payment to holders of Callable Common Stock of the Stock Purchase Option Exercise Price and may be used to pay a portion of such Stock Purchase Option Exercise Price.

The record date for the purchase of the Callable Common Stock is October 14, 1997, and the scheduled closing date was November 3, 1997, pending an effective registration statement.

2. In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial information contained therein. These statements do not include all disclosures required by generally accepted accounting principles. The results of operations for the quarter and nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997. Net loss per callable common share is computed by dividing the net loss by the number of callable common shares outstanding, which was 3,250,000 at all times during the periods reported.

3. The Company invests its excess cash in money market funds and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines with respect to the diversification and maturities in order to maintain safety and liquidity. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's investments are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in interest income.